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June 28, 2018

VIA EDGAR

Kenneth Ellington and Angela R. Mokodean, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The Marsico Investment Fund (the “Registrant,” or “Marsico Funds”) (Registration Nos. 333-225357 and 811-08397)

Dear Mr. Ellington and Ms. Mokodean:

This letter responds to comments provided to me telephonically by the U.S. Securities and Exchange Commission (“SEC”) staff (“Staff”) on June 15, 2018 and comments provided to Aaron Withrow and Gary Brooks telephonically by the Staff on June 20, 2018, with respect to the Registrant’s registration statement on Form N-14 filed with the SEC on June 1, 2018 (Accession No. 0001398344-18-008417) (“Registration Statement”), relating to the reorganization (“Reorganization”) of the Marsico Flexible Capital Fund (“Acquired Fund”) into the Marsico Global Fund (“Surviving Fund” and together with the Acquired Funds, the “Funds”). On behalf of the Registrant, I have reproduced your comments below and provided the Registrant’s responses immediately thereafter.

June 15, 2018 Comments

1.	Comment: Annual Fund Operating Expenses Table – Please confirm that the table reflects current fees and expenses.

Response: Confirmed.

2.	Comment: Annual Fund Operating Expenses and Examples Table and Capitalization Table – Please consider adding the name of each Fund (i.e., Marsico Flexible Capital Fund or Marsico Global Fund, as applicable) adjacent to the Acquired Fund, Surviving Fund and Pro Forma Combined Surviving Fund headings, as applicable.

Response: The suggested changes will be made.

3.	Comment: Tax Considerations and Combined Pro Forma Financial Statements (“Financial Statements”) – The disclosure provides that, in connection with the Reorganization, it is anticipated that either before or after the Reorganization is completed, one or both of the Funds may sell certain of their portfolio securities which are not intended to be retained by the Surviving Fund. Please disclose the following information in the Tax Considerations section and the Notes to the Financial Statements: (a) for each Fund separately, the estimated percentage of the Fund’s portfolio that will be sold in connection with the Reorganization; (b) for each Fund separately, the portfolio transaction costs expected to be generated as a result of the trades; and (c) for each Fund separately, the estimated impact to shareholders regarding capital gains distributions, including per share amounts.

Response: As of the date of this letter, the Registrant confirms that (a) no specific securities in either Fund have been identified for sale in connection with the Reorganization and (b) all securities held by the Acquired Fund are permitted to be held by the Surviving Fund (e.g., they comply with the compliance guidelines and investment restrictions of the Surviving Fund and are consistent with the Surviving Fund’s principal investment objective and strategies). Because the suggested disclosure would address hypothetical sales not expected to occur in significant amounts, the Registrant respectfully declines to add the suggested disclosure to the Combined Pro Forma Financial Statements but agrees to revise the Tax Considerations disclosure as follows (~~deletions~~ stricken and insertions underlined):

~~In connection with the Reorganization, it is anticipated that either before or after the Reorganization is completed, one or both of the Funds may sell certain of their portfolio securities which are not intended to be retained by the Surviving Fund. The sales of these~~ The Funds have not identified any portfolio securities that either of them currently expects to sell in connection with the Reorganization. As of the date of this Information Statement/Prospectus, all securities held by the Acquired Fund comply with the compliance guidelines and/or the investment restrictions of the Surviving Fund. Any sales of portfolio securities could, under certain circumstances, cause limited potentially adverse tax results for certain taxable investors because such sales could potentially result in the recognition of capital gains by the Fund that sells the securities, depending upon the specific circumstances of the portfolio security, which could then be passed through to shareholders. ~~The brokerage commissions and other transaction costs preliminarily estimated to be incurred by the Funds with respect to the sale of these portfolio securities are expected to be approximately $10,000 or more. Actual amounts of brokerage commissions and similar transaction costs paid by the Funds could exceed such estimates.~~ As of the date of this Information Statement/Prospectus, no such sales are expected to be made. Accordingly, no Reorganization-related brokerage fees, other transaction costs and capital gains distributions relating to sales of portfolio securities are expected.

4.	Comment: Expenses of the Reorganization and Financial Statements – Please consider disclosing in the Expenses of the Reorganization section and the Notes to the Financial Statements the estimated dollar amount of the Reorganization costs to be borne by Marsico Capital Management, LLC (“MCM”), the Funds’ investment adviser.

Response: Because the suggested disclosure is not required to be provided by Form N-14 and is not believed by the Registrant to be material to shareholders given that the costs will be borne by MCM rather than either Fund, the Registrant respectfully declines to add the suggested disclosure.

5.	Comment: Pro Forma Schedules of Investments – Please identify, as of a recent date, each security that is expected to be sold before or after the closing date of the Reorganization in connection with the Reorganization. If no securities have been identified for sale in connection with the Reorganization, please add the following statement to the Pro Forma Schedule of Investments immediately following the “Non-income producing” note: “As of [a recent date], all securities held by the Acquired Fund would comply with the compliance guidelines and/or the investment restrictions of the Surviving Fund.”

Response: Please see the response to Comment 3. In addition, the following statement will be added to the Pro Forma Schedule of Investments immediately following the Non-income producing note: “All securities held by the Acquired Fund comply with the compliance guidelines and/or the investment restrictions of the Surviving Fund.”

6.	Comment: Notes to Financial Statements – Please disclose any changes to Significant Accounting Policies, including Valuation Policies, related to the Reorganization.

Response: The Registrant confirms that the Significant Accounting Policies, including the Valuation Policies, are the same for each Fund and no changes were made, and none are expected to be made, related to the Reorganization.

7.	Comment: Please provide the Registrant’s NAST analysis supporting the determination to treat the Surviving Fund as the accounting survivor.

Response: The post-Reorganization Surviving Fund (“Combined Fund”) is, from a legal and practical perspective, a continuation of the Marsico Global Fund. The NAST Letter1 sets forth the standards the Staff believes are relevant to determining whether it is appropriate for a post-reorganization fund to use the performance record of a predecessor fund, and has been applied more generally to an analysis of which fund in a reorganization should be the accounting survivor. The standards articulated by the Staff in the NAST Letter are as follows:

[1]	North American Securities Trust SEC No-Action Letter (pub. avail. Aug. 5, 1994) (“NAST Letter”).

In determining whether a surviving fund, or a new fund resulting from a reorganization, may use the historical performance of one of several predecessor funds, funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles. Among other factors, funds should compare the various funds’ investment advisers; investment objectives, policies, and restrictions; expense structures and expense ratios; asset size; and portfolio composition. These factors are substantially similar to the factors the staff considers in determining the accounting survivor of a business combination involving investment companies. We believe that, generally, the survivor of a business combination for accounting purposes, i.e., the fund whose financial statements are carried forward, will be the fund whose historical performance may be used by a new or surviving fund.

As disclosed in the Registration Statement, the Combined Fund most closely resembles the pre-Reorganization Marsico Global Fund and accordingly, the Marsico Global Fund is the appropriate accounting survivor. Below, we address each of the specific factors cited in the NAST Letter.

a. Investment Adviser. MCM is the current investment adviser to the Marsico Flexible Capital Fund and the Marsico Global Fund, and will continue to serve as the investment adviser to the Combined Fund following the Reorganization under the existing investment advisory agreement with the Marsico Global Fund. In addition, Thomas F. Marsico, who has been the portfolio manager of the Marsico Global Fund for over a decade (since June 29, 2007) and the portfolio manager of the Marsico Flexible Capital Fund for several months (since March 6, 2018) will be the portfolio manager of the Combined Fund. Accordingly, analysis of this factor supports treating the Marsico Global Fund as the accounting survivor.

b. Investment Objective, Policies and Restrictions. The Funds have the same investment objective, and they have similar – although not identical – principal investment strategies and restrictions. Neither the investment objective, nor any of the principal investment strategies or restrictions of the Marsico Global Fund are expected to change in connection with the Reorganization. Therefore, the Combined Fund’s principal investment objective, policies and restrictions will be identical to those of the Marsico Global Fund. Accordingly, analysis of this factor supports treating the Marsico Global Fund as the accounting survivor.

c. Expense Structures and Expense Ratios. The management fee rate is the same for each Fund. In addition, the Distribution and Service (12b-1) Fee rate is the same for each Fund and shares of each Fund are sold at the applicable Fund’s net asset value per share without any sales charges. Therefore, the expense structure for the Combined Fund is the same as the expense structure for the Marsico Flexible Capital Fund and the Marsico Global Fund. Although the Total Annual Fund Operating Expenses of the Marsico Global Fund are higher than the Total Annual Fund Operating Expenses of the Marsico Flexible Capital Fund, primarily due to the smaller asset size of the Marsico Global Fund, MCM has entered into a written expense limitation and fee waiver agreement under which it has agreed to limit the Total Annual Fund Operating Expenses of the Combined Fund, upon the closing of the Reorganization at least through September 30, 2019, to the current limit for the Marsico Flexible Capital Fund (subject to the same exclusions that currently apply to each of the Marsico Flexible Capital Fund and the Marsico Global Fund). As a result, for at least one year following the Reorganization, the net expense ratio for the Combined Fund will be the same as the pre-Reorganization net expense ratio for the Marsico Flexible Capital Fund and lower than the pre-Reorganization net expense ratio for the Marsico Global Fund. Accordingly, analysis of this factor supports treating the Marsico Global Fund as the accounting survivor.

d. Portfolio Composition. There is substantial overlap in the portfolio holdings of the Marsico Flexible Capital Fund and Marsico Global Fund and all of the holdings of each Fund would be permitted to be held by the Combined Fund. In connection with the Reorganization, none of the Marsico Global Fund’s holdings are expected to be sold and few to none of the Marsico Flexible Capital Fund’s holdings are expected to be sold. Accordingly, analysis of this factor supports treating the Marsico Global Fund as the accounting survivor.

e. Asset Size. The Marsico Flexible Capital Fund is larger than the Marsico Global Fund. As of March 31, 2018, the Marsico Flexible Capital Fund had net assets of approximately $223,517,000 and the Marsico Global Fund had net assets of approximately $51,814,000. Although this factor weighs in favor of treating the Marsico Flexible Capital Fund as the accounting survivor due to its larger size, this factor alone is not determinative, particularly when considered in light of the other factors that support treating the Marsico Global Fund as the accounting survivor. Moreover, in recent years, the Marsico Flexible Capital Fund has lost assets while the Marsico Global Fund has held steady or gradually increased its asset levels.

As discussed above, the Combined Fund most closely resembles the pre-Reorganization Marsico Global Fund. Moreover, the legal form of the Reorganization, in which the Marsico Global Fund will be the legal survivor, deserves significant deference. The Combined Fund is, from a legal and practical perspective, a continuation of the Marsico Global Fund. Accordingly, the Marsico Global Fund is the appropriate accounting survivor.

In addition, in reviewing MCM’s recommendation, the Board of Trustees of the Registrant, which is responsible for the oversight of each of the Funds, was fully informed regarding the proposed status of the Marsico Global Fund as the accounting survivor in the Reorganization, and the Board relied upon the advice of fund counsel, and the Independent Trustees also relied upon the advice of independent legal counsel to the Independent Trustees, in making a fully informed business judgment with respect to this matter.

June 20, 2018 Comments

8.	Comment: Cover Page – It is proposed that the filing will become effective on June 30, 2018, twenty-nine days from the date of the filing. Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”), provides that registration statements filed on Form N-14 become effective no earlier than the thirtieth day after the date upon which the registration statement was filed. Please confirm that the Registrant will not treat the registration statement as effective until, at earliest, July 1, 2018 and revise the statement regarding the proposed effective date accordingly.

Response: Confirmed. In addition, references in the Information Statement/Prospectus to the effective date will be revised accordingly.

9.	Comment: Front Page of Information Statement/Prospectus – please include the Securities Act file numbers for the documents described on the front page of the Information Statement/Prospectus that are being incorporated by reference.

Response: The suggested disclosure will be added.

10.	Comment: Comparison of Investment Objectives and Principal Investment Strategies – In the second paragraph following the Investment Objectives and Principal Investment Strategies sub-heading, which discloses certain differences between the principal investment strategies of the two Funds, please add disclosure highlighting all notable differences in the Funds’ principal investment strategies, such as, for example, differences in the Funds’ number of portfolio holdings and core investments.

Response: The Registrant has determined that the example cited in the Staff comment constitutes the only notable difference that was not already included in the paragraph. Accordingly, the following disclosure will be added to the end of the paragraph:

Additionally, the Acquired Fund’s principal investment strategies provide that the Acquired Fund will normally hold a core position of between 20 and 50 securities or other investments while the Surviving Fund’s principal investment strategies do not include a similar provision. As of March 31, 2018, the Acquired Fund held 31 securities and the Surviving Fund held 34 securities.

11.	Comment: Comparison of Investment Objectives and Principal Investment Strategies – In the second paragraph following the Investment Objectives and Principal Investment Strategies heading, which discloses certain differences between the principal investment strategies of the two Funds, we note that there is disclosure stating that the Surviving Fund is subject to a 10% limitation with respect to its investments in fixed or variable income securities, but this is not reflected in the principal investment strategies comparison chart beginning on the next page. Please confirm that the disclosure about this 10% limitation is accurate and consider whether additional disclosure is necessary.

Response: The Registrant confirms that the disclosure about the Surviving Fund’s 10% limitation with respect to investments in fixed or variable income securities is accurate and has determined that no additional disclosure is necessary. Although the Surviving Fund is permitted to invest in fixed or variable income securities, they are not securities in which the Surviving Fund invests principally. The Registrant notes that the 10% limitation is disclosed twice in the Surviving Fund’s current effective prospectus dated January 31, 2018 in the More Information About the Funds section, including (a) in the third paragraph of the Additional Information About Investments, Objectives, Strategies and Risks sub-section and (b) in the Risks of Fixed Income and Variable Income Investing paragraph of the Principal Risks of Investing in the Funds sub-section, rather than as a principal investment or strategy within the Fund Summaries section of the prospectus.

12.	Comment: Comparison of Fees and Expenses – Please revise the last sentence of footnote 1 to the Annual Fund Operating Expenses table to clarify in plain English that the investment adviser may recoup previously waived fees or reimbursed expenses from the Fund for three years from the date such fees or expenses were waived or reimbursed, as applicable. This comment applies with respect to the similar disclosure contained in the Additional Information about the Funds section and the Expense Limitation Agreement itself, which was filed as Exhibit No. 13(xii) to the Registration Statement.

Response: MCM annually enters into expense limitation agreements with the Registrant under which MCM agrees to limit certain expenses of the Marsico Funds, including the Acquired Fund and the Surviving Fund, to specified percentages of each Fund’s net assets. As part of each agreement, MCM agrees to seek recoupment only under appropriate conditions, including restricting the time of recoupment to “within three years after the fiscal year-end date as of which the amount to be waived or reimbursed was determined and the waiver or reimbursement occurred.”

In the specific context of this Reorganization, as discussed in footnote 1 to the Annual Fund Operating Expenses table and the response to Comment 7, MCM has entered into a written expense limitation and fee waiver agreement under which it has agreed to limit the Total Annual Fund Operating Expenses of the Combined Fund, upon the closing of the Reorganization at least through September 30, 2019, to the current limit for the Marsico Flexible Capital Fund (subject to the same exclusions that currently apply to each of the Marsico Flexible Capital Fund and the Marsico Global Fund). That agreement, which was entered into specifically with respect to the Reorganization, contains the same terms under which MCM may seek recoupment as previous expense limitation agreements.

MCM and the Registrant have previously discussed this and other provisions of the expense limitation agreements with the Staff of the Chief Accountant’s Office in 2009 and 2015. The Staff did not raise issues about the language addressing the three-year period. In addition, the Registrant explained its position relating to the recoupment provision of the expense limitation agreements in a letter dated December 20, 2017, which was filed with the SEC as correspondence.

The Registrant believes that the expense limitation agreements’ provision limiting recoupment to “within three years after the fiscal year-end date as of which the amount to be waived or reimbursed was determined and the waiver or reimbursement occurred” is clear and reasonable. Further, the Registrant believes this treatment is consistent with the applicable accounting guidance set forth by the FASB within ASC 946 “Financial Services – Investment Companies.” Specifically, ASC 946-20-05-8 states, in part:

Some expense limitation agreements may provide that reimbursements by the fund adviser of expenses incurred by the fund in excess of the maximum permitted by the prospectus or offering document will be carried over to a future period and reimbursed to the fund adviser when, and to the extent that, the total expense ratio falls below the permitted maximum. Such agreements may provide that reimbursement of excess expenses to the fund adviser is not required after a specified date or upon conclusion of a specified period from the time the fund initially incurred, or the adviser initially reimbursed, the expenses, such as three years.

ASC 946-20-05-8 does not specify how a recoupment period should be calculated. Calculating a recoupment amount and period based on a fund’s fiscal year is consistent with the fund’s presentation of its Statement of Operations in its audited financial statements, which is measured over the fiscal period and not on individual dates within the fiscal period. As explained below, each Fund has used its fiscal year as the measurement period for both recoupable amounts and the determination of the expiration of the applicable period during which fees were waived or reimbursed to the applicable Fund. The Registrant is not aware of any written guidance that contradicts its interpretation of ASC 946-20-05-8.

In any case, the Registrant believes that as applied, the limitation of recoupment to “within three years after the fiscal year-end date as of which the amount to be waived or reimbursed was determined and the waiver or reimbursement occurred” functions in the same way as recoupment “limited to three years from the date of such waiver or reimbursement.” More specifically, amounts waived or reimbursed by MCM for the benefit of the Funds in any current fiscal year are measured on an accrual basis and can only be finally determined at the end of each Fund’s fiscal year. In addition, final determinations of the amount of any recoupments of prior waivers or reimbursements that MCM may receive also are measured on an accrual basis and can only occur as of the end of the fiscal year. Therefore, any recoupments can only be calculated and finalized as of a fiscal year-end within three years from the date of the originating fiscal year-end when the waiver or reimbursement occurred.

Furthermore, potential loss contingencies (as that term is defined within ASC 450), including expense reimbursements by the Funds, are considered by the Funds in accordance with the guidance outlined within ASC 450 in the preparation of the Funds’ Financial Statements.

As a result, the Registrant believes that the last sentence of footnote 1 to the Annual Fund Operating Expenses table accurately discloses the nature of the expense limitation agreements in plain English and is consistent with the relevant accounting guidance. Accordingly, the Registrant respectfully declines to make the suggested changes.

13.	Comment: Expense Examples Table – Please consider adding the name of each Fund (i.e., Marsico Flexible Capital Fund or Marsico Global Fund, as applicable) adjacent to the Acquired Fund, Surviving Fund and Pro Forma Estimates for Combined Surviving Fund headings, as applicable.

Response: The suggested changes will be made. Please also see Comment 2.

14.	Comment: Comparison of Principal Risks of Investing in the Funds – In the second paragraph following the Similar Principal Risks and Investment Restrictions of the Funds sub-heading, the third sentence reads, “Because of the similarities between the investment objectives, strategies and limitations of the Funds, the risks of investing in the Acquired Fund are similar to the risks of investing in the Surviving Fund.” Please consider including additional disclosure summarizing any differences in the risk profiles of the Funds, to the extent there are differences.

Response: The first three sentences of the paragraph will be moved immediately above the sub-heading and immediately below the heading Comparison of Principal Risks of Investing in the Funds as a standalone paragraph, and will be revised as follows (~~deletions~~ stricken and insertions underlined):

As discussed above, the Acquired Fund and the Surviving Fund have the same investment objectives, and they have similar principal investment strategies, with limited exceptions. In addition, the Acquired Fund and the Surviving Fund have the same fundamental and non-fundamental investment restrictions, as disclosed in each Funds’ Statement of Additional Information dated January 31, 2018. Because of the similarities between the investment objectives, strategies and limitations of the Funds, and current holdings of each Fund, the risks of investing in the Acquired Fund are similar to the risks of investing in the Surviving Fund. Due to certain differences in the principal investment strategies of each Fund, however, the overall risk profile of each Fund could potentially differ. The Acquired Fund could be subject to greater risks associated with fixed income investments than the Surviving Fund if the Acquired Fund were to invest significantly in those types of investments in accordance with its more flexible investment strategy (although the Acquired Fund is not currently investing significantly in fixed income securities), and the Surviving Fund could be subject to greater foreign investment risk than the Acquired Fund in light of the Surviving Fund’s investment strategy to generally invest at least 40% of its assets in non-U.S. securities under normal market conditions and the Acquired Fund’s flexibility to maintain lower exposure to non-U.S. securities (although the Acquired Fund is not currently maintaining substantially lower exposure to non-U.S. securities).

15.	Comment: Reasons for the Reorganization and Board Considerations – The current disclosure in the first bullet reads, “MCM believes the Reorganization would provide an opportunity to implement an investment program . . . using the most successful elements of the Funds.” Please consider revising the disclosure to more clearly identify those “most successful elements” that will be used by the Surviving Fund and to discuss whether the strategies and risks of the Surviving Fund will remain the same or change (e.g., by adopting certain strategies from the Acquired Fund) after the Reorganization.

Response: The first bullet will be revised and a new second bullet will be added as follows (~~deletions~~ stricken and insertions underlined):

•	MCM believes the Reorganization would provide an opportunity to implement an investment program seeking to generate long-term growth of capital using the most successful elements of the Funds ~~(as demonstrated by the generally stronger investment performance of the Surviving Fund), while~~ , including emphasizing global growth securities and de-emphasizing income securities and equity securities with income characteristics;

•	The principal investment strategies and principal risks of the Surviving Fund will not change in connection with the Reorganization;

16.	Comment: Reasons for the Reorganization and Board Considerations – The current disclosure in the first bullet includes the parenthetical “as demonstrated by the generally stronger investment performance of the Surviving Fund.” The Staff notes that the Surviving Fund has higher average annual total returns than the Acquired Fund for the one- and five-year periods ending December 31, 2017, but the Acquired Fund has higher average annual total returns for the ten-year and since inception periods ended December 31, 2017. The Acquired Fund also has exhibited less volatility in its returns over these periods as compared to the Surviving Fund. Please revise the referenced disclosure to more accurately describe the relative performance histories of the Funds.

Response: To avoid creating a lengthy parenthetical, the existing parenthetical will be deleted, as reflected in the response to Comment 15, and the existing second bullet will be separated into three bullets and revised as follows (~~deletions~~ stricken and insertions underlined):

•	The Surviving Fund has outperformed the Acquired Fund over recent and medium-term periods~~, and~~ based on average annual total returns (the Surviving Fund has higher average annual total returns than the Acquired Fund for the one- and five-year periods ending December 31, 2017, and lower average annual total returns than the Acquired Fund for the ten-year and since-inception periods ending December 31, 2017);

•	The Surviving Fund has outperformed both its benchmark and its Lipper category peers over each of the ~~calendar year-to-date,~~ one-, three-, five- and ten-year periods based on average annual total returns ending December 31, 2017;

•	The Acquired Fund has exhibited slightly less volatility than the Surviving Fund over portions of the ten-year period ending December 31, 2017, as reflected in the Calendar Year Total Returns tables above;

17.	Comment: Reasons for the Reorganization and Board Considerations – The current disclosure reads, “The Surviving Fund has outperformed the Acquired Fund over recent and medium-term periods.” Please revise the referenced disclosure by noting that the Surviving Fund has outperformed the Acquired Fund over recent and medium-term periods “based on average annual total returns.”

Response: The suggested change will be made, as reflected in the response to Comment 16.

18.	Comment: Reasons for the Reorganization and Board Considerations – With respect to the paragraph titled Fund Performance, please confirm whether the Board took into account that, over the last ten calendar years, the Surviving Fund only exhibited better calendar year total returns in 2017, 2015 and 2013 as compared to the Acquired Fund. In addition, please consider whether additional disclosure should be provided explaining the Board’s consideration of this aspect of the Funds’ relative performance histories.

Response: The Board receives and considers information regarding the performance of each of the Funds at its quarterly meetings and had received a copy of the Registrant’s current effective prospectus dated January 31, 2018, which contained the calendar year total returns information required by Form N-1A. In connection with its consideration of the Reorganization, the Board received and considered a substantial amount of information regarding the Funds, including performance information. The Registrant has determined that the existing disclosure, as revised to incorporate the changes suggested in Comments 16 and 17, provides an appropriate summary of the Board’s considerations in approving the Reorganization.

19.	Comment: Reasons for the Reorganization and Board Considerations – In addition to the Surviving Fund’s stronger performance relative to the Acquired Fund in recent years, please confirm whether there were any other significant factors the Board considered that support the Surviving Fund, and not the Acquiring Fund, being the survivor of the Reorganization. The Staff notes that the Acquired Fund is larger than the Surviving Fund, has lower expenses and greater investment flexibility. Please consider whether additional disclosure should be added to the registration statement discussing any other factors the Board considered in determining that the Surviving Fund should be the survivor of the Reorganization.

Response: Please see the responses to Comments 7 and 15. In addition, the following sentence will be added as a new third bullet in the Reasons for the Reorganization and Board Considerations section:

•	Investors have shown more interest in the Surviving Fund’s investment strategy over recent periods, as reflected in its steady or increased assets, while the Acquired Fund’s assets have decreased.

20.	Comment: Reasons for the Reorganization and Board Considerations – In the paragraph titled Alternatives to the Reorganization, please correct the typographical error where the disclosure reads: “. . . the Board of considered . . . .”

Response: The suggested change will be made.

21.	Comment: Please explain the assertion that economies of scale may be achieved from reorganizing the Acquired Fund into the Surviving Fund, as the Acquired Fund, which is the larger fund, is not the survivor in the Reorganization.

Response: Economies of scale refers to potential cost advantages that enterprises may obtain due to a larger scale of operations (typically measured by amount of output produced), with cost per unit of output potentially decreasing with increasing scale. As applied to a pooled vehicle like a mutual fund, it refers to the reduction in per share costs that may be achieved as total assets increase. In a mutual fund combination transaction like the Reorganization, the potential for achieving economies of scale results from the greater asset size of the combined fund. It is not dependent upon the surviving fund being the larger of the two funds prior to the combination transaction. In the specific context of this Reorganization, the fourth bullet point in the Reasons for the Reorganization and Board Considerations section, and the final sentence of the paragraph in the same section titled Potential for Improved Economies of Scale and Potential for a Lower Total Expense Ratio for the Surviving Fund, explain how the combined Fund may benefit from economies of scale, namely, by reaching a breakpoint in the advisory contract that “initially may slightly reduce the Surviving Fund’s blended management fee rate after the Reorganization.”

22.	Comment: Signature Page – Section 6(a) of the Securities Act requires that a registration statement be signed by, among others, the Registrant’s “principal executive officer or officers, its principal financial officer, [and] its comptroller or principal accounting officer.” Please confirm that the individuals who serve in these capacities on behalf of the Registrant will sign the Registration Statement.

Response: Confirmed. A signature by the Registrant’s Treasurer, who serves as the Registrant’s Principal Financial Officer and Principal Accounting Officer, was inadvertently omitted from the signature page. The Registrant will file an amendment to the Registration Statement (“Amendment”) with a signature page that includes that signature, together with the other signatures specified by Section 6(a) of the Securities Act.

23.	Comment: Opinion and Consent of Dechert LLP Regarding Legality of Issuance of Shares – the legal opinion included as Exhibit 11 to the Registration Statement provides that “[w]e are members of the Bar of the State of Connecticut and do not hold ourselves out as being conversant with the laws of any jurisdiction other than those of the United States of America and the State of Connecticut. We note that we are not licensed to practice law in the State of Delaware, and to the extent that any opinion herein involves the laws of the State of Delaware, such opinion should be understood to be based solely upon our review of the documents referred to above and the published statutes of the State of Delaware.” Please remove this language from the opinion, as it could be understood to qualify the opinion. See Staff Legal Bulletin Number 19 (Division of Corporation Finance: Legality and Tax Opinions in Registered Offerings), which states that “the Division does not object to the view that counsel not admitted to practice in Delaware is generally deemed capable of opining on Delaware law... [A]n opinion of counsel with respect to a jurisdiction in which counsel is not admitted to practice is nevertheless acceptable so long as the opinion is not qualified as to jurisdiction. In other words, counsel cannot provide the appropriate opinion, but then exclude or ‘carve out’ the law of the relevant jurisdiction or indicate that he or she is not qualified to opine on that law. For example, if counsel admitted to practice in Massachusetts writes a legality opinion under New York law for debt securities in which the indenture is governed by New York law, counsel may not indicate in the opinion that he or she is not admitted to practice in New York or is admitted to practice only in Massachusetts.”

Response: Although we do not concede that the requested change is required and note that Staff Legal Bulletin Number 19 was not co-issued by the Division of Investment Management, we will issue a revised opinion with the requested change, which will be filed as an exhibit to the Amendment.

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Please contact me at the above number if you have any questions or further comments.

Very truly yours,

/s/ Anthony H. Zacharski

Anthony H. Zacharski